Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholder of

Stone Harbor Investment Funds:

We consent to the use in this Pre-Effective Amendment No. 811-22037 to Registration Statement No. 333-141345 on Form N-1A of our report dated June 27, 2007, relating to the statements of assets and liabilities of the Stone Harbor Investment Funds which consist of the Stone Harbor Emerging Markets Debt Fund and the Stone Harbor High Yield Bond Fund appearing in the Statement of Additional Information, which is a part of such Registration Statement, and to the reference to us under the headings “Independent Registered Public Accounting Firm” in the Prospectus and the Statement of Additional Information which are parts of such Registration Statement.

/s/ Deloitte & Touche LLP

Denver, Colorado

June 27, 2007